UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Vieth, Jr., George W.
   500 West Main Street
   Louisville,, KY  40202
   USA
2. Issuer Name and Ticker or Trading Symbol
   Humana Inc.
   HUM
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   August 31, 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President-Strategy and Systems Development
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common (1)                 |      |    | |                  |   |           |7,000              |D     |(6)                        |
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Common (1)                 |8/14/9|P   |V|1,000             |A  |$15.1875   |1,400              |I     | Cust. for Child           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common (1)                 |8/14/9|P   |V|500               |A  |$15.1875   |500                |I     | Cust. for Child           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common (1)                 |8/14/9|P   |V|500               |A  |$15.1875   |1,000              |I     |Cust. for Child            |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common (1)                 |      |    | |                  |   |           |300                |I     |IRA                        |
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Common (1)                 |      |    | |                  |   |           |100                |I     |Wife-IRA                   |
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Common (1)                 |      |    | |                  |   |           |4,462.6            |I     |HRSP (2)                   |
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___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option (3)            |6.5625  |     |    | |           |   |4/14/|4/14/|Common (1)  |15,000 |       |15,000      |D  |            |
                      |        |     |    | |           |   |95   |03   |            |       |       |            |   |            |
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Option (3)            |6.5625  |     |    | |           |   |4/14/|4/14/|Common (1)  |15,000 |       |15,000      |D  |            |
                      |        |     |    | |           |   |96   |03   |            |       |       |            |   |            |
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Option (3)            |6.5625  |     |    | |           |   |4/14/|4/14/|Common (1)  |15,000 |       |15,000      |D  |            |
                      |        |     |    | |           |   |97   |03   |            |       |       |            |   |            |
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Option (3)            |6.5625  |     |    | |           |   |4/14/|4/14/|Common (1)  |15,000 |       |15,000      |D  |            |
                      |        |     |    | |           |   |98   |03   |            |       |       |            |   |            |
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Option (3)            |23.0625 |     |    | |           |   |1/12/|1/12/|Common (1)  |6,667  |       |6,667       |D  |            |
                      |        |     |    | |           |   |96   |05   |            |       |       |            |   |            |
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Option (3)            |23.0625 |     |    | |           |   |1/12/|1/12/|Common (1)  |6,667  |       |6,667       |D  |            |
                      |        |     |    | |           |   |97   |05   |            |       |       |            |   |            |
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Option (3)            |23.0625 |     |    | |           |   |1/12/|1/12/|Common (1)  |6,666  |       |6,666       |D  |            |
                      |        |     |    | |           |   |98   |05   |            |       |       |            |   |            |
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Option (3)            |26.3125 |     |    | |           |   |1/11/|1/11/|Common (1)  |3,334  |       |3,334       |D  |            |
                      |        |     |    | |           |   |97   |06   |            |       |       |            |   |            |
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Option (3)            |26.3125 |     |    | |           |   |1/11/|1/11/|Common (1)  |3,334  |       |3,334       |D  |            |
                      |        |     |    | |           |   |98   |06   |            |       |       |            |   |            |
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Option (3)            |26.3125 |     |    | |           |   |1/11/|1/11/|Common (1)  |3,333  |       |3,333       |D  |            |
                      |        |     |    | |           |   |99   |06   |            |       |       |            |   |            |
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Option (4)            |18.8125 |     |    | |           |   |1/9/9|1/9/0|Common (1)  |23,334 |       |23,334      |D  |            |
                      |        |     |    | |           |   |8    |7    |            |       |       |            |   |            |
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Option (4)            |18.8125 |     |    | |           |   |1/9/9|1/9/0|Common (1)  |23,333 |       |23,333      |D  |            |
                      |        |     |    | |           |   |9    |7    |            |       |       |            |   |            |
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Option (4)            |18.8125 |     |    | |           |   |1/9/0|1/9/0|Common (1)  |23,333 |       |23,333      |D  |            |
                      |        |     |    | |           |   |0    |7    |            |       |       |            |   |            |
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Option-ISO (4)        |20.1563 |     |    | |           |   |1/15/|1/15/|Common (1)  |4,961  |       |4,961       |D  |            |
                      |        |     |    | |           |   |99   |08   |            |       |       |            |   |            |
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Option-ISO (4)        |20.1563 |     |    | |           |   |1/15/|1/15/|Common (1)  |4,961  |       |4,961       |D  |            |
                      |        |     |    | |           |   |00   |08   |            |       |       |            |   |            |
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Option-ISO (4)        |20.1563 |     |    | |           |   |1/15/|1/15/|Common (1)  |4,961  |       |4,961       |D  |            |
                      |        |     |    | |           |   |01   |08   |            |       |       |            |   |            |
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Option-NQ (4)         |20.1563 |     |    | |           |   |1/15/|1/15/|Common (1)  |8,373  |       |8,373       |D  |            |
                      |        |     |    | |           |   |99   |08   |            |       |       |            |   |            |
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Option-NQ (4)         |20.1563 |     |    | |           |   |1/15/|1/15/|Common (1)  |8,372  |       |8,372       |D  |            |
                      |        |     |    | |           |   |00   |08   |            |       |       |            |   |            |
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Option-NQ (4)         |20.1563 |     |    | |           |   |1/15/|1/15/|Common (1)  |8,372  |       |8,372       |D  |            |
                      |        |     |    | |           |   |01   |08   |            |       |       |            |   |            |
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Phantom Stock Units (5|1-for-1 |     |    | |           |   |(5)  |(5)  |Common (1)  |1,031.4|       |1,031.4     |D  |            |
)                     |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Each share of Common Stock contains a Right adopted on March 5, 1987, as amended and restated on February
14, 1996 and May 27, 1998, pursuant to the Company Rights Agreement, which entitles holders of the Company's
Common Stock, in the event certain specified events occur, to acquire 1/100th of a share of Series A Participating
Preferred Stock at a price of $145 per fractional share.
(2) Shares held for my benefit as of June 30, 1998, under the Humana Retirement & Savings Plan ("HRSP") exempt under Rule
16b-3(c).
(3)  Right to buy pursuant to the Company's 1989 Stock Option Plan for
Employees.
(4)  Right to buy pursuant to the Company's 1996 Stock Incentive
Plan.
(5) Phantom Stock Units held for my benefit as of June 30, 1998, under the Humana Excess Plans exempt under
Rule
16b-3(d).
(6) Original Form 3 filed on January 9, 1997 reflected 5,200 shares owned directly. The Form 3 was amended in September 1997 and inadvertently reported 5,000 owned directly. In August 1997, 800 shares were purchased and reported on Form 4 filed September 5, 1997 (incorrectly showing direct ownership at 5,800). In September 1997,
1,000 shares were purchased and reported on Form 4 filed on October 3, 1997 (incorrectly reporting total direct ownership of 6,800). This footnote corrects total direct holding to 7,000 shares.